Exhibit 99.2

Formato de Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

[*] (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de [*] (los “Apoderados”) para que cualquiera de los Apoderados, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 7 de marzo de 2025 a las 15:00 horas, dentro del domicilio social de la Sociedad, específicamente en el ubicado en Av. Paseo Royal Country 4596, Torre Cube 2, piso 16, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, México (la “Asamblea”) en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, [*] acciones que de dicha Sociedad la Poderdante es titular:

[*] (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of [*] (the “Attorneys-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on March 7, 2025 at 15:00 at the Company’s registered office, specifically in the located at Av. Paseo Royal Country 4596, Torre Cube 2, 16th floor, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting, [*] shares owned by the Principal:

Orden del Día de la Asamblea General Ordinaria de Accionistas

Agenda for the General Ordinary Shareholders’ Meeting

	A favor	En contra	Abstención
1. Propuesta, discusión, y en su caso, aprobación del pago de dividendos.
2. Propuesta, discusión, y en su caso, aprobación sobre reelección, elección o remoción de los miembros del Consejo de Administración de la Sociedad.
3. Propuesta, discusión, y en su caso, aprobación del Plan de Incentivos a Largo Plazo (Long Term Incentive Plan) de Directores Ejecutivos.
4. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.

	In favor	Against	Abstention
1. Presentation, discussion, and if applicable, approval of dividends payment.	X
2. Presentation, discussion, and if applicable, approval on the reelection, appointment or removal of members of the Board of Directors of the Company.	X
3. Presentation, discussion, and if applicable, approval of the Long Term Incentive Plan for Executive Directors.	X
4. Appointment of special delegates to formalize the resolutions adopted at the Meeting.	X

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.

The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

[*] de [*] de 2025 / [*] [*], 2025

______________________________ [*] Por/By: [*] Cargo/Title: Apoderado / Attorney-in-fact
Testigos/Witnesses

Por/By :	Por/By :
Nombre/Name:	Nombre/Name: